SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 07 November 2019

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Publication of Prospectus
The following prospectus has been approved by the FCA:
Prospectus dated 7 November 2019 (the "Prospectus") relating to the $1,000,000,000 3.250% Senior Notes due 2029 and the $500,000,000 4.250% Senior Notes due 2049 of British Telecommunications public limited company, fully and unconditionally guaranteed by BT Group plc.
To view the Prospectus, please paste the following URL into the address bar of your browser:
http://www.rns-pdf.londonstockexchange.com/rns/7091S_1-2019-11-7.pdf

A copy of the Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at

http://www.morningstar.co.uk/uk/NSM
For further information, please contact
BT Investor Relations
Tel: +44 20 7356 4909
E-mail: ir@bt.com

DISCLAIMER - INTENDED ADDRESSEES
Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
In particular, the Prospectus does not constitute an offer of securities for sale in the United States. The 3.250% Senior Notes due 2029 and 4.250% Senior Notes due 2049 referred to therein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United States of America except in certain transactions exempt from, or not subject to, the registration requirements of the Securities Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 07 November 2019